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News Release	No. 17-343
May 15, 2017

Platinum Group Metals Ltd. Appoints SFA Oxford Ltd. to Assess
Downstream Options for the Waterberg Palladium and
Platinum Project

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) and joint venture partner Japan Oil, Gas and Metals National Corporation (“JOGMEC”) have selected SFA Oxford Ltd. (“SFA”) to assess potential offtake options and commercial terms for the Waterberg PGM Project. SFA is an internationally recognized consultancy focused on the PGM metals and markets.

Platinum Group Metals holds a direct and indirect 58.65% interest of the Waterberg Project. JOGMEC holds a direct 28.35% interest with the balance owned by a South African empowerment partner. An Independent Pre-Feasibility Study (“PFS”) announced by the Company on October 19, 2016 for the Waterberg Project modelled a 744,000 ounce per year platinum, palladium, gold and rhodium (“PGM” or “4E”) mine with an 18-year life. On a 100% project basis, using a 2.5 gram per tonne (“g/t”) cut-off grade, the PFS estimated 12.32 million 4E ounces of probable reserves at Waterberg (102.7 million tonnes at 3.73 4E g/t, consisting of 1.11 g/t Pt, 2.29 g/t Pd, 0.29 g/t Au and 0.04 g/t Rh). For details see the “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” dated October 19, 2016 (the “Waterberg Technical Report”).

The PFS assumed the Waterberg Project would produce a flotation concentrate from a processing plant to be sold or toll treated into the local South African market. The PFS concluded; “The desirability of the concentrate being similar to the Merensky in terms of Sulphur content and having no Chrome represents an opportunity for a desirable offtake agreement. There is a significant opportunity for the construction of a dedicated project specific smelting facility to process the production from Waterberg, which could also be a commercial facility toll treating concentrate”.

SFA will assist in formulating a metallurgical processing strategy that will include identification of all mineral processing options, evaluate commercial terms, processing routes and specific smelter options. Work by SFA will add to the appointed independent engineering Qualified Person work in these areas and is expected to make a significant contribution to economics to be outlined the Definitive Feasibility Study currently in process.

Based on the PFS the Waterberg Project is expected to produce up to 285,000 tonnes of concentrate per annum at peak production. The concentrate is modelled to contain approximately 80 g/t 4E's plus copper at between 1% and 9.2% and nickel at between 1.1% and 5%. Base metal levels for Waterberg similar to the common Merensky concentrate make it metallurgically desirable for blending with other high chrome concentrates. The PFS estimated that Waterberg could produce 472,000 ounces of palladium annually; more palladium than the Stillwater Mine produced in 2015, or about 6% of the world’s palladium production in 2015.

R. Michael Jones, CEO of Platinum Group Metals, said “We look forward to working with the team at SFA to further delineate the unique value opportunities for the Waterberg Project. The anticipated scale of production at Waterberg will play a significant role in meeting demand for PGM metals going forward, particularly palladium. Given the abundance of smelter capacity in South Africa and the unique nature of Waterberg concentrate our work with SFA will assist in maximizing value.”

Stephen Forrest, Chairman of SFA stated, “This is an exciting opportunity for SFA to assist in developing a robust investment case for a unique PGM asset in the northern limb of the Bushveld Igneous Complex in South Africa.”

Qualified Persons, Data Verification and Quality Control and Assurance

In addition to quality control and assurance procedures employed by the laboratories engaged to assay Waterberg core and rock samples, Platinum Group utilized a well-documented system of inserting blanks, duplicates and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control. Further details are available in the Waterberg Technical Report at www.sedar.com and www.platinumgroupmetals.net

Scientific and technical information in this press release related to mineral reserves and resources and other information has been reviewed and approved by R. Michael Jones, P.Eng., a non-independent Qualified Person and the CEO of the Company. He has verified the technical information for disclosure in this press release by reviewing the work of experienced Company geologists, consulting geologists and engineers and by visiting the site and reviewing the ongoing project database.

About Platinum Group Metals Ltd.

Platinum Group Metals, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group Metals holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group Metals has expanded its exploration and development efforts on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit.

About SFA Oxford Ltd.

SFA (Oxford) is the world authority on the platinum-group metals market, whilst providing tailored intelligence on numerous other strategic commodities. The company is wholly independent and its in-depth market research and integrity is underpinned by extensive consulting from mine to market to recycler, as well as an unrivalled global industry network.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information, contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the projections and assumptions relating to future events that are contained in the PFS, including, without limitation, costs, potential production of the Waterberg Project and other operational and economic projections with respect to the Waterberg Project; future activities at the Waterberg Project and the funding and timing of such activities, including, without limitation, advancing the Waterberg Project through feasibility and the preparation of the FS; the Company’s key objectives; the timing to prepare a mining right application in respect of the Waterberg Project; and the Company’s plans and estimates regarding exploration, studies, development, construction, production and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including that economic projections are subject to further work, analysis and the results of the FS; the Company’s discretion in the use of proceeds of financings; risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

This press release also includes a reference to mineral resources and mineral reserves on the Waterberg Project. The estimation of resources and reserves is inherently uncertain and involves judgement. Mineral resources that are not reserves do not have demonstrated economic viability. Judgements associated with geology, tonnage grades in place and that can be mined may prove to be unreliable and inaccurate. Fluctuations in metals prices, exchange rates, labour costs and government regulations among other things may materially affect resources and reserves. The Company does not yet have a right to mine the reported resources and reserves for the Waterberg Project and there can be no assurance that the Company will convert its prospecting permits to a mining right.

Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.